News Release

Sun Life Financial

Sun Life Financial Announces Enhancements to its Canadian Dividend Reinvestment and Share Purchase Plan

TORONTO (May 12, 2009) -- Sun Life Financial Inc. today announced amendments to its Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan"). Under the amended Plan:

- Sun Life may issue common shares from treasury at a discount of up to 5% to the average market price (as calculated under the Plan). To date, all common shares acquired on behalf of participants in the Plan have been purchased through the TSX at the market price. At this time and until further notice, Sun Life has determined that dividends paid to Plan participants will be used to purchase common shares issued from treasury at a discount to the average market price of 2%.

- Canadian-resident preferred shareholders will be able to participate in the Plan by electing to have dividends paid on their preferred shares reinvested in common shares of Sun Life Financial Inc.

- Sun Life will pay, on behalf of Plan participants, all fees and expenses associated with the purchase of common shares under the Plan. Participants will be responsible for brokerage commissions payable on the sale of common shares held through the Plan.

The changes will be effective starting with the dividends payable on June 30, 2009 to common and preferred shareholders of record on May 27, 2009. The revised Plan is contained in the Amended and Restated Offering Circular which is available at www.sunlife.com or www.cibcmellon.com.

Enrollment forms will be mailed this week to Canadian-resident registered owners of common shares. Enrollment forms can also be obtained by contacting the Plan Agent, CIBC Mellon Trust Company, at www.cibcmellon.com. The amended Plan will apply to existing participants. Those who wish to enroll in the Plan in time for the June 30, 2009 dividend payment must have their enrollment forms received by CIBC Mellon Trust Company before the close of business on May 27, 2009. Non-registered beneficial owners of common and preferred shares should contact the intermediary through which their shares are held for instructions and deadlines for enrolling in the Plan.

Sun Life will announce each quarter whether common shares will be purchased under the Plan through the TSX or be newly-issued from treasury and, if issued from treasury, the discount to the average market price, if any. Sun Life may amend or cancel the discount at any time, and no discount will apply on common shares acquired by participants through the optional cash purchase feature of the Plan.

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About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2009, the Sun Life Financial group of companies had total assets under management of $375 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	**Investor Relations Contact:**
Steve Kee	Paul Petrelli
Assistant Vice-President, Communications	Vice-President, Investor Relations
Tel: 416-979-6237	Tel: 416-204-8163
steve.kee@sunlife.com	investor.relations@sunlife.com